LL. 20

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FEB 28 2017

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SEC[illegible] [illegible]

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ascent Capital Advisors (America) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Imperial Avenue Top Floor
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

MSPC Moore Stephens
(Name - if individual, state last, first, middle name)

546 Fifth Avenue	New York City	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Andrew Kleeger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Ascent Capital Partners (America) LLC, as of December 31st, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO / Principal

Title

Subscribed and sworn to before me this 27 day of Feb. 2017

Notary Public

JOHN GLOCK
Notary Public – Notary Seal
State of Wyoming
Lincoln County
My Commission Expires Jan 6, 2020

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASCENT CAPITAL ADVISORS (AMERICA) LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2016

ASCENT CAPITAL ADVISORS (AMERICA) LLC
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

MSPC
Certified Public Accountants and Advisors, P.C.

An independent firm associated with
MOORE STEPHENS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ascent Capital Advisors (America) LLC.

We have audited the accompanying statement of financial condition of Ascent Capital Advisors (America) LLC. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 13 to 16 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
February 27, 2017

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF FINANCIAL CONDITION
AS of DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 466,476
Prepayments	32,584
Property, plant and equipment, net	8,488
Deposits	7,600
Investments	11,404
Total assets	526,552
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses	32,000
Accounts Payable	65,790
Intercompany liabilities	69,158
Total liabilities	166,948
Member's equity	359,604
Total liabilities and member's equity	$ 526,552

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	$ 253,000
Expenses	
Employee compensation and benefits	317,486
Stock-based compensation	51,679
Technology and communications	10,742
Occupancy and equipment	39,697
Business registration fee	4,176
Intercompany management and admin support fees	68,236
Professional fees	149,001
Travel, meals and entertainment	57,080
Administrative and other expenses	62,525
Loss before provision for income taxes	(507,622)
Provision for income tax	-
Net loss	$ (507,622)

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED TO DECEMBER 31, 2016

Balance at January 1, 2016	$	507,432
Member's contribution		359,794
Net loss		(507,622)
Balance at December 31, 2016	$	359,604

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED TO DECEMBER 31, 2016

Cash flows from operating activities	
Net Loss	$(507,622)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	1,509
Stock-based compensation	51,679
(Increase) in assets	
Prepayments	(30,084)
Increase (Decrease) in liabilities	
Accrued expenses	6,228
Accounts payable	(886)
Net cash used in operating activities	(479,176)
Cash flows from investing activities	
Purchase of property and equipment	(3,807)
Purchase of investments	(11,404)
Net cash used in investing activities	(15,211)
Cash flows from financing activities	
Cash contribution from member	308,114
Advances from intercompany activities	153,824
Repayment of intercompany activities	(204,941)
	256,997
Net decrease in cash and cash equivalents	(237,390)
Cash and cash equivalents at beginning of year	703,866
Cash and cash equivalents at end of year	$466,476
Supplemental disclosure of cash flow information	
Interest paid	-
Income taxes paid	-
Disclosure of non-cash financing activity	
Share-based compensation	$51,679

The accompanying notes form an integral part of these financial statements.

1 Description of business

Ascent Capital Advisors (America) LLC ("Ascent LLC" or the "Company") is a Limited Liability corporation formed in the State of Delaware on March 17, 2015. Except as otherwise provided by the Delaware Limited Liability Company Act (the "Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations and liabilities of the Company, and the member of the Company shall not be obligated for any such debt obligation or liability of the Company solely by reason of being a member of the Company. The Company shall dissolve upon the first to occur of the following (i) the written consent of the board or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Firm is licensed to conduct activities as a finder and distributor of Private Placements for Limited Partnerships, General Partnerships and Corporations. Clients of Ascent are exclusively Accredited Investors, Qualified Purchasers or Institutional Investors. Securities in which the Firm expects to engage will generally involve those that are not registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933 and that are eligible for the exemption under Regulation S and under Rules 504, 505 and 506 of Regulation D. Ascent LLC has one class of equity interests which is 100% held by Ascent Capital Advisors Holdings Limited ("Ascent Holdings"), a limited liability company registered in British Virgin Islands. The Company works closely with its Hong Kong affiliate (also a wholly-owned subsidiary of Ascent Holdings), Ascent Capital Advisors Limited ("Ascent Limited"), which is a financial services firm regulated by the Hong Kong Securities and Futures Commission ("SFC").

2 Summary of significant accounting policies

(a) Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b) Cash and Cash Equivalents

The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less when purchased. The Company does not have any cash equivalents at December 31, 2016.

(c) Income Taxes

The Company has elected to be taxed as a C corporation for US Federal income taxes.

The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is recognized against deferred tax assets if it is more likely that such assets will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's U.S Federal and Connecticut income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended December 31, 2015 and 2016 are open for examination. If any, the Company records interest and penalties in the Administrative and other expense caption of the Statement of Operations.

2 Summary of significant accounting policies (Continued)

(d) Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates

(e) Financial Instruments

ASC Topic 825 , "Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, prepaid expenses, deposits, intercompany liabilities, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such the assets and obligations.

(f) Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

- Computer equipment 5 years
- Office equipment 7 years

The assets' useful lives are reviewed, and adjusted if appropriate, at each end of the reporting period.

(g) Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

2. Summary of significant accounting policies (Continued)

(h) Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably. Revenue is recognized as follows:

(i) Provision of services

Provision of services is recognized when the broker or placement services are completed for our clients. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the services rendered have been resolved.

(ii) Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(i) Long Lived Assets Impairment

Certain long-term assets of the Company are reviewed when changes in circumstances require management to determine if their carrying values have become impaired, pursuant to guidance established in ASC Topic 360, "Property, Plant and Equipment". Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations undiscounted and without interest charges. If impairment is deemed to exist, the asset will be written down to fair value. As of December 31, 2016, management expects these assets to be fully recoverable.

3 Related Party Transactions

On October 21, 2015, Ascent LLC, Ascent Limited and Ascent Holdings entered into an Intercompany Services and Expense Sharing Agreement which was further amended on March 2, 2016 (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Ascent Limited and Ascent Holdings, on a monthly basis, for services provided to Ascent LLC, as well as a proportional share of salaries and related expenses of personnel employed by Ascent Limited performing services on behalf of Ascent LLC, and a proportional share of certain other costs and expenses paid on behalf of Ascent LLC, including IT expenses and other general, administrative and overhead expenses and vice versa. There is no repayment term defined in the agreement. During the year ended December 31, 2016, Ascent LLC incurred $80,974 of expenses under the Expense Sharing Agreement.

As of December 31, 2016 the Company has a net payable in the amount of $69,158 to Ascent Limited, which includes $27,595 payable under the Expense Sharing Agreement, $25,563 of unreimbursed expenses paid by Ascent Limited on behalf of Ascent LLC and a $16,000 arranger fee the Company received on behalf of Ascent Limited. As of December 31, 2016 the Company has no net payable to Ascent Holdings.

The Company raised capital for two related entities where the sole director was an associated person of the Company. Revenues related to these transactions were US$49,000 in the year ended December 31, 2016.

4 Credit/Concentration Risks

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the

4 Credit/Concentration Risks (Continued)

Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2016, the Company believes it was not exposed to such risk.

Cash and cash equivalents consist of unrestricted cash balances held with a major financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. At December 31, 2016, the Company had approximately $224,000 of cash exceeding the insured deposit limit. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institution holding its cash.

One customer accounted for 79% of total revenue. This was a finder's fee for a single private placement and has been paid in full as of December 31, 2016.

5 Commitments and contingencies

The Company leases its office space under a lease agreement that will expire on March 31, 2017. For the year ended December 31, 2016, rent expense was $30,000. The future minimum rental payments required under the lease for the year ending December 2017 are $7,500.

6 Income Tax

The Company files a U.S. Federal and Connecticut State income tax returns.

For the year ended December 31, 2016, the Company had a net operating loss and therefore no current income tax liability. Despite the net operating loss, the Company is subject to Connecticut State taxes based on capital. During the l year ended December 31, 2016, the Company recognized approximately $3,502 of state capital taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2016 are as follows:

Noncurrent Deferred Tax Asset:	
Net Operating Losses	$409,000
Amortization of Start-up Costs	48,000
	457,000
Noncurrent Deferred Tax Liability:	
Stock-based Compensation	$(18,000)
Total Noncurrent Deferred Tax Asset	439,000

Due to uncertainty of earning future taxable income against which the deferred tax asset could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. The Company had no tax liability for uncertain tax positions as of December 31, 2016. At December 31, 2016, the Company has approximately $1,022,000 of net operating loss carryovers for Federal income tax purposes. These losses expire in 2035 and 2036.

7 Property and equipment

As of December 31, 2016, property and equipment consist of the following

Computer equipment	$8,328
Office equipment	2,628
Total	10,956
Accumulated depreciation	(2,468)
Property and equipment, net	$ 8,488

Depreciation expense for the year ended December 31, 2016 was $1,509.

8 Investments

The Company's investment holdings include investments in minority stakes in unlisted equity securities which are considered as Level 3 investments within the fair value hierarchy. Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently. The Company applied recent transaction with milestone analysis, market comparables, and other generally accepted pricing models to determine fair value estimates.

	December 31, 2016
Unlisted equity investments, at fair value	$11,404

The Company has also entered into economic assignee agreements related to third party venture capital fund partnerships, where the fund manager has assigned a portion of its carried interest to the Company for past services. As at December 31, 2016, the fund manager was entitled to no carried interest and there was no value to assigned to the Company.

9 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1) which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 12.5 % of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 800% for a broker/dealer in business for less than one year. At December 31, 2016, the Company had net capital of $299,528, which was $278,659 in excess of its net capital requirement of $20,869. The ratio of aggregate indebtedness to net capital was .55 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of this rule.

10 Stock Compensation

On August 11, 2015 (the "Grant Date"), the CEO of the Company was granted 1992 ordinary shares of Ascent Holdings equal to approximately 8.5% of Ascent Holdings on a fully diluted basis (the "Restricted Stock Award"). The shares were valued at $200,000 by an independent valuation service. 41.2% of the shares vested on the Grant Date, with the remainder vesting as follows: 23.5% on April 20, 2017; 23.5% on April 20, 2018; and 11.8% on April 201, 2019. Compensation expense related to the Restricted Stock Award amounted to $51,679 for the year ended December 31, 2016. This is considered as member's contribution to equity and included in the Statement of Changes in Member's Equity. As of December 31, 2016 there were 455 restricted share units unvested and outstanding with a weighted average exercise price of $100.40. The total unrecognized

10 Stock Compensation (Continued)

compensation cost related to non-vested restricted share units is $45,729, which is expected to be recognized over a weighted average period of 1.44 years.

11 Subsequent Events

On February 17, 2017, the board of the Company passed a resolution to accept a capital contribution in the amount of $200,000 from Ascent Holdings, which will be used by the Company to pay for Restricted Stock Award that the Company granted to the CEO on August 11, 2015 as compensation for his services with the Company, pursuant to the vesting schedule of the Restricted Stock Award.

The Company has evaluated all events or transactions that occurred after December 31, 2016 through February 27, 2017, which is the date that the financial statements were available to be issued.

ASCENT CAPITAL ADVISORS (AMERICA) LLC
SUPPLEMENTARY SCHEDULE
AS OF DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL UNDER RULE 153-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total member's equity			$	359,604
Nonallowable assets				
Investments	$	(11,404)		
Prepayments		(32,584)		
Fixed assets net of accumulated depreciation		(8,488)		
Security deposit and other		(7,600)		
Total nonallowable assets				(60,076)
Net Capital			$	299,528
Aggregated indebtedness				
Items included in the statement of financial condition				
Accounts payable and accrued expenses			$	166,948
Total aggregate indebtedness			$	166,948
Computation of basic net capital requirement				
Minimum net capital required (the greater of $5,000 or 12.5% of Aggregated Indebtedness			$	20,869
Excess Net Capital			$	278,659
Ratio: Aggregate indebtedness to net capital				.55 to 1

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016

MSpc
Certified Public Accountants and Advisors, P.C.
An independent firm associated with
MOORE STEPHENS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ascent Capital Advisors (America) LLC.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Ascent Capital Advisors (America) LLC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ascent Capital Advisors (America) LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii). (the "exemption provisions") and (2) Ascent Capital Advisors (America) LLC stated that Ascent Capital Advisors (America) LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ascent Capital Advisors (America) LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ascent Capital Advisors (America) LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
February 27, 2017

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846

ASCENT CAPITAL ADVISORS (AMERICA) LLC
SUPPLEMENTARY SCHEDULE
AS OF DECEMBER 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

Management Statement Regarding Compliance with the Exemption Provision of SEC Rule 15c3-3

We, as the management of Ascent Capital Advisors (America) LLC (the "Company") are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii) and (2) for the reporting period January 1, 2016 through December 31, 2016, the Company has met the identified exemption provisions without exception.

Ascent Capital Advisors (America) LLC

By: ______________________

Andrew J. Kleeger, CEO

Date: 2/27/2017